September 9, 2011

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of the Northern Lights Fund Trust, a registered investment company (the "Trust"), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of The Long-Short Fund, a series of the Trust (the "Fund").  The primary purposes of the proxy statement are to solicit shareholder approval of (i) an advisory agreement with the Fund's current interim investment adviser and (ii) the Fund's reliance on a Manager-of-Managers order (if granted) by the Securities and Exchange Commission for which the Fund will apply for prior to or shortly after the filing of the definitive proxy statement principally for exemption from Section 15(a) of the Investment Company Act of 1940, as amended, to allow the Fund's investment adviser to hire sub-advisers without shareholder approval.

If you have any questions, please contact Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP